Mail Stop 4561

September 14, 2006

Andrew A. McKay
Chief Executive Officer
Tailwind Financial, Inc.
BCE Place, 181 Bay Street
Suite 4400
Toronto, Ontario, Canada M5J 2T3

Re: Tailwind Financial, Inc.
         Amendment No. 1 to Registration Statement on Form S-1
         Filed August 29, 2006
         File No. 333-135790

Dear Mr. McKay:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to our prior comment number 4. Please tell us why you believe that it is appropriate to identify the underwriters' obligations to purchase the units as a "firm commitment" in light of their ability to avoid such obligation if Parkwood Holdings elects not to purchase 4,000,000 warrants. In this connection, we note your response that "this deliverable, as well as the other deliverables listed in the underwriting agreement, must be completed prior to closing or waived by the underwriters in order for the underwriter to be obligated to close the offering." Please explain what you mean by

"other deliverables" and provide file a copy of the underwriting agreement with your next amendment or provide us with a copy.

Registration Statement Cover Page

2.   We note your response to our prior comment number 8 and will reserve further comment until we are able to review the form of warrant.

Summary, page 1

The Offering, page 3

3.   We note your added disclosure regarding the background of management on page 1 of your summary. Please revise this section to disclose that your executive officers would only be able to remain with the company after the consummation of a business combination if they are able to negotiate employment or consulting agreements in connection with the business combination. Also, revise to disclose that your executive officers' ability to remain with the company after the consummation of a business combination will not be the determining factor in your decision as to whether or not you will proceed with any potential business combination. Refer to your disclosure on page 24.

4.   Refer to the disclosure opposite the heading "Exercise Price" on page 4. Please explain the reference to the exercise price of the warrants "included in the option." Does this disclosure refer to a specific option or any option? In addition, does this mean that any issuance of common stock at a price over the exercise price in "the option" could result in an adjustment to the warrant exercise price?

5.   We note your new disclosure in response to our prior comment number 27. Please revise your disclosure on page 7 further to state that there is no guarantee that the assets of Messrs. McMillan and McKay and Fairway Asset Management Corp. will be sufficient to satisfy your expenses in connection with a dissolution and liquidation.

6.   We note your response to our prior comment number 28 and your new disclosure. We will reserve further comment until such time as the agreements have been filed.

7.   We have read your response to our prior comment number 30. Please revise to include your response and to further address whether your proposed acquisition candidate could itself be an investment company.

Proposed Business, page 53

8.   We note your response to our prior comment number 57. Please revise your disclosure further to specifically identify how each bulleted trend is expected to impact your investment in the identified target businesses.

Principal Stockholders, page 82

9.   Please revise to disclose the natural persons who control Fairway Asset Management Corp.

Part II
Item 16. Financial Statements and Exhibits, page II-4

10.   We note your response to comment 50 and await the filing of the warrant, registration rights, underwriter purchase option and related agreements as exhibits to this registration statement.

*   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kristi Beshears at (202) 551-3429 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Amanda McManus at (202) 551-3412 or me at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

cc: Floyd M. Wittlin, Esq. (*via facsimile*)
        Kevin M. Barry, Esq. (*via facsimile*)
        Bingham McCutchen LLP